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Exhibit 12.1

NorthWestern Corporation
Computation of Ratio of Consolidated Earnings to Consolidated Fixed Charges

	Year Ended December 31,
	2002	2001	2000	1999	1998
	(in thousands, except ratios)
Earnings:
Income (loss) before income taxes and minority interests	$(764,552)	$(138,095)	$(24,692)	$32,353	$34,389
Fixed charges as below	158,146	56,075	44,583	27,579	18,660

Total	$(606,406)	$(82,020)	$19,891	$59,932	$53,049

Fixed Charges:
Interest charges	$129,536	$49,248	$37,982	$20,978	$15,546
Distributions on redeemable preferred securities of subsidiary trust	28,610	6,827	6,601	6,601	3,114

Total	$158,146	$56,075	$44,583	$27,579	$18,660

Ratio of earnings to fixed charges	—	—	—	2.17	2.84

Earnings to fixed charges deficit	(764,552)	(138,095)	(24,692)	—	—

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  Exhibit 12.1
NorthWestern Corporation Computation of Ratio of Consolidated Earnings to Consolidated Fixed Charges